Exhibit 99.1
E-House’s Real Estate Information and Consulting Services and
SINA’s Online Real Estate Business to Merge and
Plan for Confidential Submission of Draft Registration Statement
SHANGHAI, China, July 23, 2009 — E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, and SINA Corporation (“SINA”) (NASDAQ GS: SINA), a leading online media company and mobile value-added service provider for China and for global Chinese communities, today jointly announced that they have entered into a definitive agreement (the “Agreement”) to merge E-House’s real estate information and consulting services and SINA’s online real estate business (the “Transaction”).
E-House’s real estate information and consulting services business is operated by CRIC Holdings Limited (“CRIC”), a wholly-owned subsidiary of E-House. Under the Agreement, SINA will inject all of its online real estate business into its majority-owned subsidiary China Online Housing Technology Corporation (“China Online Housing”). (For the nine months ended December 31, 2008, unaudited advertising revenues of SINA’s online real estate business, including advertising revenues from China Online Housing, were approximately $31 million.) CRIC will issue its own ordinary shares to SINA in exchange for SINA’s equity interest in China Online Housing, giving SINA 39% equity interest in CRIC (without giving effect to any initial public offering shares). The closing of the Transaction is conditional upon the closing of a proposed initial public offering of CRIC and listing of CRIC’s American depositary shares representing its ordinary shares on a major stock exchange in the U.S. (the “Proposed IPO”) and certain other customary closing conditions. Immediately upon the closing of the Transaction and the Proposed IPO, E-House will be the majority shareholder of CRIC and SINA will be the second largest shareholder of CRIC. The Transaction has been approved by the boards of directors of both E-House and SINA.
“We are thrilled by the opportunity to deepen our business partnership with SINA,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “SINA’s real estate Internet platform is an ideal complement to our real estate information and consulting services. We expect that CRIC’s merger with SINA’s online real estate business will create substantial synergies between the two businesses by building a powerful real estate information and Internet platform that provides integrated content and services to real estate developers, suppliers, brokers and other service professionals as well as millions of individual customers.”
Mr. Charles Chao, SINA’s president and chief executive officer, commented, “We are excited about this unique opportunity to further expand our business in the real estate vertical. By combining SINA’s real estate business with CRIC’s real estate information and consulting services, we are creating a leading real estate information services platform both online and offline with multiple revenue streams. This transaction marks a significant step in our strategy to expand the business opportunities of our top verticals by teaming up with industry leaders and leveraging our strong brand recognition and online media platform as well as our large user base.”
E-House today also announced that it plans to submit on a confidential basis a draft registration statement of CRIC to the U.S. Securities and Exchange Commission (the “SEC”) for the Proposed IPO. The Proposed IPO is expected to commence as capital markets conditions permit and is subject to CRIC filing with the SEC a registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the SEC declaring such registration statement effective. The number of American depositary shares proposed to be offered and sold and the dollar amount proposed to be raised in the Proposed IPO have not yet been determined. This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. As required by Rule

135, this announcement is not intended to, and does not, constitute an offer of any securities for sale.
E-House’s Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expect,” “plan,” “believe,” “may,” “intend,” “subject to” and similar statements. Among other things, the quotations from management and discussion of the Proposed IPO in this press release contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on E-House’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. For example, the Transaction and the Proposed IPO may not be consummated or may not result in the benefits that we anticipate. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this announcement. Potential risks and uncertainties include, but are not limited to, difficulties in integrating the merged businesses, changes in market conditions that may prevent or delay the proposed IPO, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government policies and measures affecting China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s inability to manage its growth effectively and efficiently, E-House’s inability to successfully execute the business plans for its strategic alliances, business partnerships and other new business initiatives, E-House’s inability to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s inability to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a limited number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this announcement, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
SINA’s Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described without limitation in the quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the quotations from management and discussion of the Proposed IPO in this press release contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. For example, the Transaction and the Proposed IPO may not be consummated or may not result in the benefits that we anticipate. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, difficulties in integrating the merged businesses, changes in market conditions that may prevent or delay the proposed IPO, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, including the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2008 and its other filings with the Securities and Exchange Commission.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. In addition to its national presence, E-House offers a wide range of services to the real estate industry through its various business segments including primary sales agency, secondary brokerage, consulting and information services, advertising and investment management. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and mobile value-added service (“MVAS”) provider in the People’s Republic of China and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from search and fee-based services.
For investor and media inquiries please contact:
E-House
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited

Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
SINA
Cathy Peng
Investor Relations Manager
SINA Corporation
Phone: +86 (10) 8262-8888 ext. 3112
Email: ir@staff.sina.com.cn